AB 3/15

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
193 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67016

*KH3/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pragma Securities LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Park Avenue South, 20th Floor
(No. and Street)

New York	**New York**	**10110**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore Giardina **917-484-8307**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

11019907

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Salvatore Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pragma Securities LLC, as of December 31 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

JODI LU BALDASSANO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BA6209919
Qualified in Queens County
Commission Expires August 3, 2013

2/25/11

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRAGMA SECURITIES, LLC
(A Limited Liability Company)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Member
Pragma Securities, LLC

We have audited the accompanying statement of financial condition of Pragma Securities, LLC, a wholly-owned subsidiary of Pragma Weeden Holdings, LLC, as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pragma Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
February 25, 2011

PRAGMA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 6,462,799
Due from clearing broker	100,027
Other receivables	854,823
Due from affiliate	7,182
Fixed assets, net	1,404,204
Capitalized software, net	1,336,175
Restricted cash	432,858
Prepaid expenses and other assets	289,192
Total	$ 10,887,260

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 1,694,650
Due to affiliates	2,014,506
Accrued expenses and other liabilities	407,028
Deferred rent	201,330
Total	4,317,514
Member's equity	6,569,746
Total	$ 10,887,260

See Notes to Statement of Financial Condition.

Note 1 - Organization and nature of business:

Pragma Securities, LLC (the "Company"), a New York Limited Liability Company, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investors Protection Corporation.

The Company is a wholly-owned subsidiary of Pragma Weeden Holdings LLC ("PWH" or "the Parent"). The majority owners of the Parent are Weeden Investors, L.P. ("WILP") and Pragma Group Investors LLC ("PGI").

The Company provides algorithmic trading services and software in exchange for commissions and fees to institutional clients and other broker-dealers.

The majority of the Company's commission revenues are from a commission-sharing arrangement with Weeden & Co., L.P. ("Weeden"), a subsidiary of WILP. Under this agreement, the Company supplies algorithmic trading software to Weeden in exchange for the net commissions derived from Weeden's customers' usage of the Company's algorithmic trading system. The Company also charges Weeden a fee, on a per-share basis, for Weeden's internal use of the software.

In February 2010, the Company was approved by FINRA to execute securities transactions for its customers as an introducing broker and has entered into an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions. As of December 31, 2010, the Company has not yet commenced executing securities transactions.

Note 2 - Significant accounting policies:

Cash and cash equivalents:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalents with high-credit quality financial institutions. At times, such amounts may exceed federally-insured limits.

Fixed assets:

Fixed assets are stated at cost, less accumulated depreciation. Depreciation of furniture, fixtures, equipment and computer software is provided on the straight-line method over the estimated useful lives of the related assets, which are approximately three to five years. Leasehold improvements are amortized on a straight-line basis over the lease term. Maintenance and repairs are charged to expense as incurred and improvements that extend asset lives are capitalized.

Note 2 - Significant accounting policies (continued):

Capitalized software:

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for the costs of computer software to be sold, leased or otherwise marketed, as prescribed by accounting principles generally accepted in the United States of America ("GAAP").

All costs incurred for research and development are charged to expense as incurred. All costs incurred subsequent to establishing technological feasibility, as defined, including coding and testing, have been capitalized as product enhancements. The Company is amortizing the capitalized software costs on a straight-line basis over a five-year period, which for accounting purposes, is the estimated economic life of the product.

Capitalized software costs are reviewed for potential impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. During the year ended December 31, 2010, management determined that no impairment adjustment related to these capitalized costs was necessary.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Commission income and related clearing expenses are recorded on a trade-date basis.

Stock-based compensation:

Certain employees of the Company participate in an option plan (the "PGI Option Plan") sponsored by PGI that provides for the granting of options to purchase membership interests in PGI to certain employees, directors and consultants, at PGI's discretion. Because the Company is the sole beneficiary of the services provided by these employees, the Company records the related compensation expense. GAAP for share-based payments requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as an operating expense, based on their fair values, with an offsetting entry to member's equity. The deferred cost is recognized as compensation expense over the service period, which would normally be the vesting period of the options.

Note 2 - Significant accounting policies (concluded):

Stock-based compensation (concluded):

Effective July 27, 2010, the Parent established the PWH Membership Interest Option Plan ("the PWH Plan"). Under the PWH Plan, Company employees, directors and consultants may be granted options to purchase PWH Class B Units. The options are only exercisable if there is a liquidity event, as defined, and only terminate upon the termination of an optionholder's employment. Unless there is certainty of a liquidity event in the near future, there is no compensation expense recorded upon the issuance of these options.

Income taxes:

The Company is a limited liability company and, as such, is treated as a partnership for income tax purposes. Accordingly, the income of the Company is taxable to its ultimate members based on their respective percentage ownerships of the Company. However, PWH is subject to New York City unincorporated business tax ("UBT") on partnerships operating in New York City. For accounting purposes, the UBT expense, as calculated using the NYC allocation factor, is pushed down to the Company as it is PWH's primary operating entity. Deferred income taxes are not material.

The Company has no unrecognized tax benefits at December 31, 2010. The Company's U.S. Federal and state income tax returns prior to fiscal year 2007 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheet.

Subsequent events:

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

Note 3 - Due from clearing broker:

In anticipation of commencing its execution of securities transactions, the Company entered into a clearing agreement with a clearing broker which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $100,000. At December 31, 2010, the receivable from clearing broker reflected in the statement of financial condition represents the deposit and accumulated interest.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Note 4 - Other receivables:

Other receivables represent commissions receivable from brokers, hedge funds and exchanges relating to the use of the Company's algorithmic trading software. Other receivables are stated at the amount that management expects to collect on the outstanding balances.

The Company's management determines an allowance for doubtful accounts based on its assessment of the collectability of individual accounts. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. Based on the review of other receivables as of December 31, 2010, management determined that an allowance for doubtful accounts is not necessary.

Note 5 - Fixed assets:

At December 31, 2010, fixed assets are comprised of:

	Acquisition Value	Accumulated Depreciation	Net Book Value
Computer equipment	$2,036,042	$912,247	$1,123,795
Computer software	216,984	66,301	150,683
Furniture, fixtures and equipment	105,673	46,168	59,505
Leasehold improvements	110,669	40,448	70,221
Totals	$2,469,368	$1,065,164	$1,404,204

Note 6 - Capitalized software:

At December 31, 2010, the Company has $2,481,196 of capitalized software, $303,053 of which was capitalized during the year ended December 31, 2010. Accumulated amortization of capitalized software as of December 31, 2010 is $1,145,021.

Capitalized software consists of the portion of certain employees' salaries and benefits relating to their coding, testing and other work done after establishing technological feasibility. Compensation and benefits expense relating to research and development prior to establishing technological feasibility is expensed as incurred.

Similarly, the fees paid to Silver Jag Consulting LLC ("SJC") (see Notes 9 and 12) are related to product development prior to establishing technological feasibility and are included in product development fees in the statement of operations.

Note 7 - Financial statements with off-balance sheet risk:

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. When executing transactions for customers, the Company will introduce all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customers' accounts and clears such transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers or other brokers do not fulfill their contracted obligations to deliver cash or securities to the clearing broker, as the Company agreed to indemnify its clearing broker for any resulting losses. The Company will continually assess the risk associated with each customer and broker and will record an estimated loss if management believes collection from the customer or broker is unlikely.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

The clearing operations for the customers' securities are provided by one clearing broker, a large financial institution. The Company is subject to credit risk should this clearing broker be unable to fulfill its obligations.

The Company maintains cash in bank deposit accounts, which usually exceeds federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 8 - Net capital requirement:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15:1. In addition, the Rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10:1.

The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital of $250,000, but eliminates the need to calculate aggregate indebtedness. At December 31, 2010, the Company had regulatory net capital of $3,496,566, which was $3,246,566 in excess of its required minimum regulatory net capital of $250,000.

Note 9 - Related party transactions:

The Company has a commission-sharing agreement with Weeden. The agreement provides that the Company supplies the use of its algorithmic trading software to Weeden's customers in exchange for the net commissions derived from Weeden's customers' usage of the Company's algorithmic trading system. The Company also charges Weeden a fee per share for Weeden's internal use of the software.

As of December 31, 2010, the Company has a payable to Weeden in the amount of $19,619, which is reflected in due to affiliates in the statement of financial condition.

Note 9 - Related party transactions (concluded):

As of December 31, 2010, due from affiliate consists of $7,182 for certain administrative expenses paid by the Company on behalf of an entity owned by one of its Board members.

The Company leases its Connecticut office space from WILP pursuant to a lease agreement which expires on December 31, 2012. The Company also had various other leases for office space from WILP, which were terminated on March 5, 2010. As at December 31, 2010, there was no payable due to WILP relating to office rental.

Certain members of PGI formed SJC, a consulting firm that provides electronic trading industry research and product development services to the Company. The agreement between SJC and the Company, which became effective February 1, 2009, as amended, provided SJC with a fee equal to 20% of the Company's Retained Revenues, as defined, payable quarterly in arrears. The fee was limited to $6,700,000 per year and $20,000,000 in aggregate, over the term. The term of this agreement is through the earlier of December 31, 2014 or when the aggregate fees reach $20,000,000. As of December 31, 2010, the Company had accrued fees payable to SJC, pursuant to this agreement (net of $5,504 of certain expenses paid on SJC's behalf), in the amount of $1,994,887 which is reflected in due to affiliates in the statement of financial condition.

The Company subleases a portion of one of its offices to SJC on a month to month basis.

Note 10- Commitments:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through March 12, 2014. One of the leases has provisions for escalations based on specified increases in costs incurred by the landlord. Minimum lease payments, exclusive of escalation charges, are as follows:

Year Ending December 31:	Non-related party	Related party	Total
2011	$ 1,120,000	$ 500,000	$ 1,620,000
2012	1,005,150	500,000	1,505,150
2013	855,000		855,000
2014	178,125		178,125
Total	$ 3,158,275	$1,000,000	$ 4,158,275

Deferred rent of $201,330 represents the difference between rent payable calculated over the life of the lease on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

Note 10- Commitments (concluded):

At December 31, 2010, the Company has utilized a letter of credit in the amount of $427,500 which is collateralized by $432,858 in a bank savings account and reflected as restricted cash on the statement of financial condition. The letter of credit is used as collateral for the lease for the Company's office space located in New York City. Pursuant to the lease agreement, the requirement to maintain this letter of credit facility expires on May 12, 2014.

Note 11- Employee incentive plans:

Certain employees of the Company participate in the PGI Option Plan sponsored by PGI that provides for the granting of unit options to purchase membership interests in PGI to certain employees, directors and consultants, at its discretion.

The options issued under the PGI Option Plan have various vesting periods ranging from 26-48 months, each expiring 12 months after the employee's termination date. The unit options were valued by the PGI as of the date of grant, using the Black-Scholes formula, with a weighted average volatility of 30.9% and a term of four years. As of December 31, 2010, the PGI Plan had 1,700 unit options outstanding, each with an exercise price of $132.59, of which 950 unit options were exercisable. As of December 31, 2010, the total nonvested cost not yet recognized was $17,705.

Certain employees of the Company participate in the PWH Plan, which provides for the granting of unit options to purchase membership interests in PWH to certain employees, directors and consultants, at its discretion.

The options issued under the PWH Plan are fully-vested upon grant and only exercisable if there is a liquidity event, as defined. The options only terminate upon the termination of an optionholder's employment. Due to the uncertainty of a liquidity event in the near future, there was no compensation expense recorded relating to these options. As of December 31, 2010, the PWH Plan had 63,600 Class B unit options outstanding, each with an exercise price of $3.34.

Note 12- Subsequent event:

Pursuant to an agreement in principle that will be effective January 1, 2011 if consummated, the Company, the Parent, WILP, PGI, Weeden and SJC have agreed to amend all previous related agreements, whereby the Company's contract with SJC for consulting services will be terminated, the lease for office space between the Company and SJC will be terminated, certain commission and commission-sharing agreements between the Company and Weeden will be modified, and PGI will purchase 100,000 of WILP's Class C units. Management believes that the net effect of these transactions will improve its current operating margin and substantially decrease its operating expenses. If executed, the terms of the agreement may change.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
Pragma Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Pragma Securities, LLC (the "Company"), for the year ended December 31, 2010, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the check register provided by the Company, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting Excel schedules provided by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Excel schedules provided by the Partnership supporting the adjustments noting no differences; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 25, 2011

SIPC-7
(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33 REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067016 FINRA DEC
PRAGMA SECURITIES LLC 6*6
360 PARK AVE S 20TH FL
NEW YORK NY 10010-1710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SALVATORE GIARDINA 917-484-8307

2. A. General Assessment (item 2e from page 2) $ 56,101

B. Less payment made with SIPC-6 filed (exclude interest) (34,382)

07/29/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 21,719

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,719

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 21,719

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PRAGMA SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANICAL OFFICER
(Title)

Dated the 25th day of February, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 26,901,216

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 966,073

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 3,476,483

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 18,316

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) — 18,316

Total deductions — 4,460,872

2d. SIPC Net Operating Revenues — $ 22,440,344

2e. General Assessment @ .0025 — $ 56,101

(to page 1, line 2.A.)

Pragma Securities, LLC
(A Limited Liability Company)

Report on Statement of Financial Condition

December 31, 2010